October 11, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Lewis
Mark Rakip

Re:	Berenson Acquisition Corp. I
Form 10-K for the fiscal year ended December 31, 2021
Filed March 31, 2022
Form 10-Q for the quarterly period ended June 30, 2022
Filed August 3, 2022
File No. 001-40843

Dear Mr. Lewis and Mr. Rakip:

On behalf of our client, Berenson Acquisition Corp. I, a company organized under the laws of the State of Delaware (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 22, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 and the Company’s Form 10-Q for the quarterly period ended June 30, 2022.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Form 10-K filed March 24, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the

Berenson Acquisition Corp. I

October 11, 2022

consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s sponsor, Berenson SPAC Holdings I, LLC (the “Sponsor”), is not controlled by, and does not have any substantial ties with any non-U.S. person.

Form 10-Q for interim period ended June 30, 2022

Part I—Financial Information

Item 1. Condensed Financial Statements

Notes to the Unaudited Condensed Financial Statements

Note 1—Description of Organization and Business Operations

Liquidity and Capital Resources, page 6

2.

We note you have until March 30, 2023 to complete your initial business combination and if you do not you will cease all operations except for the purpose of winding up. Please tell us how you considered whether this or any other conditions and events may raise substantial doubt about your ability to continue as a going concern; refer to ASC 205-40-50.

The Company respectfully advises the Staff that in evaluating the conditions and events that may raise substantial doubt, the Company analyzed the following factors:

•

ASC 205-40-50-1 defines substantial doubt about an entity’s ability to continue as a going concern as “conditions or events, considered in the aggregate, that indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued.” As the Staff noted, the Company has until March 30, 2023 to complete a business combination or it will cease operations. Based on the Company’s work to identify a target, as of August 3, 2022 (the date the Form 10-Q for the quarterly period June 30, 2022 was filed), the Company believed that it was probable a business combination will be completed by March 30, 2023 including obtaining any additional financing needed in order to complete the business combination.

•

The Company’s current financial condition as disclosed in the Form 10-Q for the quarterly period ended June 30, 2022 showed approximately $190,000 in cash and a working capital of $276,000. The Company also has the ability to receive working capital loans from its Sponsor, affiliate of the Sponsor or certain of the Company’s officers and directors up to $1.5 million as needed for additional financing or working capital shortfalls. The Company believes between the cash on hand and the working capital loans, it will have the ability to meet its obligations for the next year.

Berenson Acquisition Corp. I

October 11, 2022

The Company will continue to assess the going concern considerations as defined in ASC 205-40-50, including in connection with the Form 10-Q filing for the quarterly period ended September 30, 2022. If the Company determines that current events and conditions change and raise substantial doubt about the Company’s ability to continue as a going concern, additional disclosures in the notes to the financial statements will be added.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Yuta N. Delarck, Esq. at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc: Amir Hegazy, Chief Financial Officer